Exhibit 99.1

BP p.l.c. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine months ended September 30, 2006	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001

	($ million, except ratios) (Unaudited)
Profit before taxation (a)	30,840	31,421	24,966	17,731	—	—
Group’s share of income in excess of dividends of joint ventures and associates (a)	100	(710)	(81)	(666)	—	—
Capitalized interest, net of amortization (a)	(291)	(193)	(133)	(123)	—	—

Profit as adjusted (a)	30,649	30,518	24,752	16,942	—	—

Fixed charges:
Interest expense (a)	513	559	440	482	—	—
Rental expense representative of interest (a)	574	605	619	460	—	—
Capitalized interest (a)	393	351	204	190	—	—

	1,480	1,515	1,263	1,132	—	—

Total adjusted earnings available for payment of fixed charges (a)	32,129	32,033	26,015	18,074	—	—

Ratio of earnings to fixed charges	21.7	21.1	20.6	16.0	—	—

Fixed charges, as adjusted to accord with US GAAP	1,480	1,525	1,263	1,132	1,476	1,735

Total adjusted earnings available for payment of fixed charges, after taking account of adjustments to profit before taxation to accord with US GAAP (b)	30,566	30,550	23,905	16,760	13,583	11,277

Ratio of earnings to fixed charges with adjustments to accord with US GAAP	20.7	20.0	18.9	14.8	9.2	6.5

(a)	Data for 2006, 2005, 2004 and 2003 prepared on the basis of IFRS as adopted for use in the EU. Data for 2002 and 2001 has not been restated to an IFRS basis.
(b)	See Note 15 of Notes to Consolidated Financial Statements.